EXHIBIT 99.1

2014 Second Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2014

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the May 31, 2014 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our condensed unaudited interim financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is current in all material respects as of July 7, 2014 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;

•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

•	our selection and licensing of products and product candidates;

•
our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches;

•	the timing and amount of insurance reimbursement for our products;

•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the availability and pricing of third-party sourced products and materials;

•	difficulties or delays in manufacturing;

•	the manufacturing capacity of third-party manufacturers that we may use for our products; and

•
the successful compliance with United States Food and Drug Administration (“FDA”) and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses.

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov.  The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval and product candidates in various stages of development, including abbreviated new drug applications (“ANDAs”) filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We were granted final FDA approval to market our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths on November 18, 2013. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par Pharmaceutical, Inc. (“Par”). As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. Future payments are not coterminous with our fiscal quarter ends and are expected on a calendar quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing should maximize the value inherent in our drug delivery technologies, products and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations, when it makes economic sense to do so, should maximize revenues from our products while allowing us to focus on our core competencies.  The Company expects expenditures in investing activities for the purchase of production equipment to be higher as a result of an acceleration of product development activities.

STRATEGY

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allow us to develop complex drug delivery solutions within a relatively rapid timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a New Drug Application (“NDA”) 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

•
For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs for the United States and corresponding pathways for other jurisdictions.

•
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.  The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

•
Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

We may also, from time to time, provide incidental consulting advice to other organizations regarding FDA standards.

OUR DRUG DELIVERY TECHNOLOGIES

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

PRODUCTS

The table below shows the present status of our ANDA and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$708	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$723	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$325	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$630	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	$1,166	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	$391	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	$156	Intellipharmaceutics

Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$739	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$263	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	Phase I clinical trial	NDA 505(b)(2)	$2,288	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial	NDA 505(b)(2)	$2,741	Intellipharmaceutics

Notes:

(1)	There can be no assurance when, or if at all, the FDA will approve any product candidate for sale in the U.S. market.

(2)
Represents sales for the 12 months ended May 2014 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Source Healthcare Analytics.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other possibilities. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

We typically select products for development that we anticipate could achieve FDA approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder.  On November 21, 2005, we entered into a license and commercialization agreement with Par pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic versions of the branded product Focalin XR® for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all generic strengths of the product outside of the United States. Calendar quarterly payments are payable by Par to us as calculated  pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis.  We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic versions of Focalin XR® in various strengths gave rise in the usual course to Paragraph IV patent litigation against the Company and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware.  In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and the Company may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

On November 18, 2013, the FDA granted us final approval to market our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths.  Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we have 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We are aware that Teva Pharmaceuticals USA launched its 40 mg strength on or about November 21, 2013 with exclusivity expiring on or about May 21, 2014, but at this time we are not aware of any launches of the 5 mg, 10 mg and 20 mg strengths. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. Future payments are not coterminous with our fiscal quarter ends and are expected on a calendar quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

One of our non-generic products under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ oxycodone is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. Rexista™ oxycodone is designed to discourage common methods of tampering associated with misuse and abuse of such prescription opioid analgesic.

Rexista™ is intended to provide deterrence against intentional drug abuse and unintentional dose dumping. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting.

We conducted a randomized, cross-over, comparative bioavailability, Phase I clinical trial on 12 subjects in a fasted state comparing a single dose of 40 mg Rexista™ oxycodone  with a single dose of 40 mg OxyContin®. In this study, the bioavailability of a single dose of Rexista™ oxycodone was equivalent to that of OxyContin®, as measured by the respective areas under the curve (“AUC”). The value for AUC essentially provides an estimation of total drug exposure by comparing ratios between Rexista™ oxycodone and OxyContin®. The ratios obtained were within 80% - 125% at the 90% confidence interval. This indicates that the technology platform in our formulation of Rexista™ oxycodone, the Point of Divergence Drug Delivery System (“nPODDDS™”), does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platform to other opioid drug candidates (e.g., oxymorphone, hydrocodone, and morphine).

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In January 2013, the FDA issued a draft guidance document, “Guidance for Industry: Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

In July 2012, the FDA approved a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new safety measures require companies to make education programs available to prescribers based on an FDA Blueprint, make available FDA-approved patient education materials on the safe use of these drugs, and perform periodic assessments of the implementation of the REMS and the success of the program in meeting its goals.  Education programs are currently offered to prescribers. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' Rexista™ oxycodone application.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

The Company successfully completed an initial Phase I clinical trial of a controlled-release pregabalin formulation. This was the first bioavailability study of our controlled-release pregabalin versus Lyrica® (immediate release pregabalin). The study was carried out in 14 subjects. The results showed that our 150 mg pregabalin once-a-day dosage was comparable in bioavailability to Lyrica® 50 mg three-times-a-day dosage. There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will be successful in submitting a NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were higher in the three months ended May 31, 2014 when compared to the three months ended May 31, 2013 was due to our stronger financial position during the three months ended May 31, 2014, which allowed us to devote more funds to R&D expenditures during the 2014 period. Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars, requiring under U.S. GAAP the prospective reclassification of the derivative liabilities to equity, as discussed further below.

	For the three months ended		For the six months ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
	$	$	$	$
Revenue:	1,478,942	-	6,160,000	-
Expenses:	4,544,567	1,786,512	6,980,337	4,050,796
Loss from operations	(3,065,625)	(1,786,512)	(820,337)	(4,050,796)
Loss per share, Basic and Diluted	(0.14)	(0.09)	(0.04)	(0.17)

	As at
	May 31, 2014	November 30, 2013
Cash and cash equivalents	7,269,356	760,586
Total Assets	11,000,220	4,379,501

Convertible debenture	-	2,105,406
Warrant liability	-	5,438,022
Total liabilities	3,825,223	10,334,574
Shareholders' deficiency	7,174,997	(5,955,073)
Total liabilities and shareholders equity	11,000,220	4,379,501

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the three months ended May 31, 2014.

Use of Estimates
The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; the fair value of stock options and the determination of performance criteria for expensing stock-based payments; the evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits; the timing of recognition of deferred revenue; the forecasting of future cash flows for assessing whether there are any impairments of long-lived assets; and the going concern assumption.

These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition
The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services.

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. License revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  License revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance per ASC topic 605, the Company records license revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

In connection with the license and commercialization agreement with Par, if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. Revenue is recognized when the milestones are achieved.  The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Nonsubstantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

Other incidental services

Incidental services which we may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met:  (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Translation of Foreign Currencies
Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the three and six months ended May 31, 2014 which represents a significant and material change in economic facts and circumstances.  Management assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the convertible debenture is discussed below. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency in the prior year was the U.S. dollar.

Warrants
In the prior year, the warrants were presented as a liability because they did not meet the criteria of ASC Topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed above, the Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for prospective equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Convertible debenture
At issuance, the conversion option in the unsecured convertible debenture in the aggregate principal amount of $1.5 million due January 1, 2015 issued to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company (the “Debenture”), was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. As discussed above, the Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

Future accounting pronouncements

In March 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation  Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”.  The amendments are effective prospectively for reporting periods beginning after December 15, 2013.  Early adoption and retrospective application are permitted.  The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose.

The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted.  The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment.  The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three and six months ended May 31, 2014 and 2013.

	For the three months ended				For the six months ended
	May 31, 2014	May 31, 2013	Change		May 31, 2014	May 31, 2013	Change
	$	$	$	%	$	$	$	%
Revenue:
Licensing	1,370,622	-	1,370,622	N/A	5,805,847	-	5,805,847	N/A
Milestone	108,320	-	108,320	N/A	354,153	-	354,153	N/A
	1,478,942	-	1,478,942	N/A	6,160,000	-	6,160,000	N/A

Expenses:
Research and development	3,362,837	934,068	2,428,769	260%	4,720,283	2,271,822	2,448,461	108%
Selling, general and admin.	1,095,548	752,431	343,117	46%	2,102,265	1,585,888	516,377	33%
Depreciation	86,182	100,013	(13,831)	-14%	157,789	193,086	(35,297)	-18%
	4,544,567	1,786,512	2,758,055	154%	6,980,337	4,050,796	2,929,541	72%

Loss from operations	(3,065,625)	(1,786,512)	(1,279,113)	72%	(820,337)	(4,050,796)	3,230,459	-80%

Fair value adjustment of derivative liabilities	-	174,917	(174,917)	-100%	-	1,407,074	(1,407,074)	-100%
Financing expense	-	(56,826)	56,826	N/A	-	(56,826)	56,826	N/A
Net foreign exchange (loss) gain	(266)	(26,539)	26,273	-99%	38,034	(269,156)	307,190	-114%
Interest income	1,262	78	1,184	1518%	1,388	88	1,300	1477%
Interest expense	(75,646)	(86,780)	11,134	-13%	(157,925)	(152,178)	(5,747)	4%

Net loss for the period	(3,140,275)	(1,781,662)	(1,358,613)	76%	(938,840)	(3,121,794)	2,182,954	-70%

Three Months Ended May 31, 2014 Compared to the Three Months Ended May 31, 2013

Revenue
The Company recorded revenues of $1,478,942 for the three months ended May 31, 2014 versus $Nil for the three months ended May 31, 2013. In November 2013 the Company received FDA approval of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner for these drugs in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. We recognized, in the three months ended May 31, 2014, licensing revenue of $1,370,622 from commercial sales of 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules under the license and commercialization agreement with Par. This revenue represents the commercial sales of the generic product in those strengths and may not be representative of future sales. In the three months ended May 31, 2014 we also recorded milestone revenue of $108,320 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or having only one generic competitor.

Research and Development
Expenditures for research and development (“R&D”) for the three months ended May 31, 2014 were higher by $2,428,769 compared to the three months ended May 31, 2013. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the three months ended May 31, 2014, we recorded a total of $1,201,388 as expenses for stock-based compensation. A total of 1,658,364 previously granted performance-based stock options were vested as of May 31, 2014. Under the terms of the original option agreements these options were scheduled to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016.  As a result, the Company recorded compensation costs during the three month period ended May 31, 2014 of $1,066,991 related to the extension of these vested performance options. Newly granted stock options issued to R&D executive officers accounted for $134,397 of the additional stock-based compensation expenses. In the three months ended May 31, 2013, we recorded $154,822 as expenses for stock-based compensation for R&D employees; there was no expense for performance-based stock options during that period.

After adjusting for the stock-based compensation expenses discussed above, expenditures for research and development for the three months ended May 31, 2014 were higher by $1,382,203 compared to the prior period. This is primarily due to the fact that during the three months ended May 31, 2014 we incurred increased expenses on furthering the development of several generic and NDA 505(B)(2) product candidates, the payment of bonuses to certain R&D management employees, and salary increases for certain non-management R&D employees.

Selling, General and Administrative
Selling, general and administrative expenses were $1,095,548 for the three months ended May 31, 2014 in comparison to $752,431 for the three months ended May 31, 2013, an increase of $343,117.  The increase is due to higher expenses related to wages and benefits and administrative costs which are discussed below.

Expenditures for wages and benefits for the three months ended May 31, 2014 were $762,814 in comparison to $400,010 for the three months ended May 31, 2013.  In the three months ended May 31, 2014, we recorded $258,673 as expenses for stock-based compensation compared to $127,156 for the three months ended May 31, 2013. The increase in stock-based compensation expense is attributable to the issuance of options in the current period to certain management employees and non-management directors.  After adjusting for the stock-based compensation expenses discussed above, expenditures for wages and benefits for the three months ended May 31, 2014 were higher by $231,287 compared to the prior period primarily due to salary increases for certain non-management employees, and the payment of bonuses to certain management employees.

Administrative costs for the three months ended May 31, 2014 were $222,032 in comparison to $227,401 for the three months ended May 31, 2013.

Marketing costs for the three months ended May 31, 2014 were $89,828 in comparison to $101,782 for the three months ended May 31, 2013. This decrease is primarily the result of a decrease in travel expenditures related to business development activities.

Occupancy costs for the three months ended May 31, 2014 were $20,874 in comparison to $23,238 for the three months ended May 31, 2013. The decrease is due to the weakness of the Canadian dollar, as occupancy costs are denominated in Canadian dollars.

Depreciation
Depreciation for the three months ended May 31, 2014 was $86,182 in comparison to $100,013 for the three months ended May 31, 2013. The decrease is primarily due to the timing of additional investment in production, laboratory and computer equipment during the three months ended May 31, 2014.

Fair Value Adjustment of Derivative Liabilities

In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. The Company sold an aggregate of 1,500,000 units of common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  At issuance, the Company determined that these warrants were not considered indexed to the Company’s own stock and therefore were consequently considered to be a derivative liability. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.  As a result, for the three months ended May 31, 2013, the Company recognized a fair value adjustment of derivative liability expense of $139,582.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the warrants are now considered indexed to the Company’s own stock and meet the criteria for prospective equity classification in ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital. As a result, for the three months ended May 31, 2014, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and at issuance the Company’s functional currency was Canadian dollars. As a result, for the three months ended May 31, 2013, the Company recognized a fair value adjustment of derivative liability expense of $35,335 in the statement of operations.

Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative at issuance. The embedded derivative was presented on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital. Consequently, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

Prior to the Company’s change in its functional currency, U.S. GAAP required the fair values of these liabilities be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP requires the reclassification of the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period.

Foreign Exchange Loss
Foreign exchange loss was $266 for the three months ended May 31, 2014 in comparison to a loss of $26,539 in the prior period. The small foreign exchange loss for the three months ended May 31, 2014 was due to the change in functional currency from Canadian dollars to U.S. dollars, effective December 1,

2013, in combination with the modest weakening of the U.S. dollar against the Canadian dollar during the three months ended May 31, 2014 as the exchange rates changed to $1.00 for C$1.0842 as at May 31, 2014 from $1.00 for C$1.1074 as at February 28, 2014. The foreign exchange loss for the three months ended May 31, 2013 was due to the strengthening of the U.S. dollar against the Canadian dollar during the period as the exchange rates changed to $1.00 for C$1.0368 as at May 31, 2013 from $1.00 for C$1.0314 as at February 28, 2013.

During the second quarter of 2014 the exchange rate averaged $1.00 for C$1.0995 compared to $1.00 for C$1.0210 for the second quarter of 2013.

Interest Income
Interest income for three months ended May 31, 2014 was higher by $1,184 in comparison to the prior period. The current period interest was higher largely due to a higher average amount of cash equivalents on hand.

Interest Expense
Interest expense for the three months ended May 31, 2014 was lower by $11,134 compared with the prior period. This is primarily because in March 2014, the entire outstanding related party loan principal, which accrued interest at 6% annually, owed to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, was repaid out of licensing revenues earned by Intellipharmaceutics Corp. (“IPC Corp”) in accordance with the IPC Arrangement Agreement.  The payment made was in the amount of $690,049 (C$764,851). The remaining interest expense relates to the outstanding $1,500,000 Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest rate of 8%.

Net Loss
The Company recorded net loss for the three months ended May 31, 2014 of $3,140,275 or $0.14 per common share, compared with a net loss of $1,781,662 or $0.09 per common share for the three months ended May 31, 2013. The net loss is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to executive officers, salary increases to certain non-management employees; partially offset by licensing revenue and milestone revenue. For the three months ended May 31, 2013, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by the gain in fair value adjustment of derivative liabilities.  Revenue in the three months ended May 31, 2014 was $1,478,942 versus $Nil in the prior period. The stock-based compensation expense in the three months ended May 31, 2014 was $1,460,061 versus $281,978 in the prior period. The fair value adjustment of derivative liabilities in the three months ended May 31, 2014 was $Nil versus a gain of $174,917 in the prior period.

Restatement of Comparative Amounts
For the three months ended May 31, 2013, we had previously classified the issuance of common shares as a credit to additional paid-in capital. In accordance with U.S. GAAP, shares issued with no par value are required to be classified under capital stock. The adjustment is a reclassification from additional paid-in capital into capital stock and has an immaterial impact on the condensed unaudited interim consolidated statement of shareholders’ equity (deficiency) as described in the audited consolidated financial statements and notes thereto for the year ended November 30, 2013.

Six Months Ended May 31, 2014 Compared to the Six Month Ended May 31, 2013

Revenue
The Company recorded revenues of $6,160,000 for the six months ended May 31, 2014 versus $Nil for the six months ended May 31, 2013. In November 2013 the Company received FDA approval of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner for these drugs in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. We recognized licensing revenue of $5,805,847 from commercial sales of 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules under the license and commercialization agreement with Par. This revenue includes the commercial sales in the early stages of the marketing of the generic product in those strengths and may not be representative of future sales. In the six months ended May 31, 2014 we also recorded milestone revenue of $354,153 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or having only one generic competitor.

Research and Development
Expenditures for R&D for the six months ended May 31, 2014 were higher by $2,448,461 compared to the six months ended May 31, 2013. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the six months ended May 31, 2014, we recorded $1,201,388 as expenses for stock-based compensation expense. A total of 1,658,364 previously granted performance-based stock options were vested as of May 31, 2014. Under the terms of the original option agreements these options were scheduled to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016.  As a result the Company recorded compensation costs of $1,066,991 related to the extension of these vested performance options during the six months period ended May 31, 2014. Newly granted stock options issued to R&D executive officers accounted for $134,397 of the additional stock-based compensation expenses. In the six months ended May 31, 2013, we recorded $283,920 as expenses for stock-based compensation for R&D employees; there was no expense for performance-based stock options during that period.

After adjusting for the stock-based compensation expenses discussed above, expenditures for research and development for the six months ended May 31, 2014 were higher by $1,530,993 compared to the six months ended May 31, 2013. This is primarily due to the fact that during the six months ended May 31, 2014 we incurred increased expenses on furthering the development of several generic and NDA 505(B)(2) product candidates, the payment of bonuses to certain management and non-management employees, and salary increases to certain non-management employees. There were no such expenses during the six months ended May 31, 2013.

Selling, General and Administrative
Selling, general and administrative expenses were $2,102,265 for the six months ended May 31, 2014 in comparison to $1,585,888 for the six months ended May 31, 2013, an increase of $516,377. The increase is due to higher expenses related to wages and benefits and administrative costs which are discussed below.

Expenditures for wages and benefits for the six months ended May 31, 2014 were $1,042,073 in comparison to $711,676 in the six months ended May 31, 2013.  For the six months ended May 31, 2014, we recorded $265,210 as expenses for stock-based compensation compared to an expense of $200,931 for the six months ended May 31, 2013. The increase is attributable to the issuance of options in the current period to certain management employees and the non-management directors.  After adjusting for the stock-based compensation expenses, expenditures for wages and benefits for the six months ended May 31, 2014 were higher by $266,118 compared to the prior period. This is primarily due to salary increases for certain non-management employees, and the payment of bonuses to certain management and non-management employees.

Administrative costs for the six months ended May 31, 2014 were $803,408 in comparison to $666,356 in the six months ended May 31, 2013.  The increase is primarily due to an increase in patent costs, and higher expenditures in corporate legal activities.

Marketing costs for the six months ended May 31, 2014 were $215,612 in comparison to $159,064 in the six months ended May 31, 2013. This increase is primarily the result of an increase in travel expenditures related to business development activities.

Occupancy costs for the six months ended May 31, 2014 were $41,173 in comparison to $48,792 in the six months ended May 31, 2013. The decrease is due to the weakness of the Canadian dollar, as occupancy costs are denominated in Canadian dollars.

Depreciation
Depreciation expenses for the six months ended May 31, 2014 were $157,789 in comparison to $193,086 in the six months ended May 31, 2013. The decrease is primarily due to the timing of additional investment in equipment and computer equipment during the six months ended May 31, 2014.

Fair Value Adjustment of Derivative Liabilities
The Company recorded fair value adjustment of derivative liabilities of $Nil for the six months ended May 31, 2014 due to the change in functional currency effective December 1, 2013, discussed previously.  For the six months ended May 31, 2013 the Company recorded $1,407,074 as a fair value adjustment of derivative liabilities in the statement of operations.

Foreign Exchange Gain
Gain on foreign exchange was $38,034 for the six months ended May 31, 2014 in comparison to a loss of $269,156 for the prior period.  The foreign exchange gain for the six months ended May 31, 2014 was due to the change in functional currency from Canadian dollars to U.S. dollars, effective December 1, 2013, in combination with the strengthening of the U.S. dollar against the Canadian dollar during the six months ended May 31, 2014 as the exchange rates changed to $1.00 for C$1.0842 as at May 31, 2014 from $1.00 for C$1.0620 as at November 30, 2013. The foreign exchange loss for the six months ended May 31, 2013 was due to the strengthening of the U.S. dollar against the Canadian dollar during the period as the exchange rates changed to $1.00 for C$1.0368 as at May 31, 2013 from $1.00 for C$1.0064 as at November 30, 2012.

During the six months ended May 31, 2014, the exchange rate averaged $1.00 for C$1.0939 compared to $1.00 for C$1.0093 for the six months ended May 31, 2013.

Interest Income
Interest income for the six months ended May 31, 2014 was higher by $1,300 in comparison to the prior period. The current period interest was higher largely due to a higher average amount of cash equivalents on hand.

Interest Expense
Interest expense for the six months ended May 31, 2014 was lower by $5,747 compared with the prior period. This is primarily because in March 2014, we repaid the entire outstanding related party loan principal, which accrued interest at 6% annually, owed to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers out of licensing revenues earned by IPC Corp in accordance with the IPC Arrangement Agreement.  The payment was in the amount of $690,049 (C$764,851). The remaining interest expense relates to the outstanding $1,500,000 Debenture we entered into on January 10, 2013 which accrues interest payable at 12% annually and the conversion option embedded derivative accreted at an annual imputed interest rate of 8%.

Net Loss
The Company recorded net loss for the six months ended May 31, 2014 of $938,840 or $0.04 per common share, compared with a net loss of $3,121,794 or $0.17 per common share for the six months ended May 31, 2013. The net loss is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management and non-management employees, salary increases for certain non-management employees; partially offset by revenue from licensing and milestone payments. For the six months ended May 31, 2013, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by the gain in fair value adjustment of derivative liabilities.  Revenue in the six months ended May 31, 2014 was $6,160,000 versus $Nil in the prior period. The stock-based compensation expense in the six months ended May 31, 2014 was $1,466,598 versus

$484,851 in the prior period. The fair value adjustment of derivative liabilities in the six months ended May 31, 2014 was $Nil versus a gain of $1,407,074 in the prior period.

Restatement of Comparative Amounts
For the six months ended May 31, 2013, we had previously classified the issuance of common shares as a credit to additional paid-in capital. In accordance with U.S. GAAP, shares issued with no par value are required to be classified under capital stock. The adjustment is a reclassification from additional paid-in capital into capital stock and has an immaterial impact on the condensed unaudited interim consolidated statement of shareholders’ equity (deficiency) as described in the audited consolidated financial statements and notes thereto for the year ended November 30, 2013.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our condensed unaudited interim consolidated financial statements for the three and six months ended May 31, 2014 and years ended November 30, 2013 and 2012.

Quarter Ended	Revenue Net (loss) income		(Loss) income per share
			Basic	Diluted
	$	$	$	$
May 31, 2014	1,478,942	(3,140,275)	(0.14)	(0.14)
February 28, 2014	4,681,058	2,201,435	0.10	0.09
November 30, 2013	1,527,474	(6,325,439)	(0.30)	(0.30)
August 31, 2013	-	(2,047,783)	(0.10)	(0.10)
May 31, 2013	-	(1,781,662)	(0.09)	(0.09)
February 28, 2013	-	(1,340,133)	(0.07)	(0.07)
November 30, 2012	-	(1,384,265)	(0.08)	(0.08)
August 31, 2012	-	(1,458,238)	(0.08)	(0.08)

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net income and loss has been variable over the last eight quarters, and has been impacted primarily by the FDA approval and commercial sales of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from dexmethylphenidate hydrochloride extended-release capsules. The net income in the first quarter of 2014 is attributed to the licensing and milestone revenue of $4.7 million from dexmethylphenidate hydrochloride extended-release capsules and the change in functional currency eliminating fair value adjustments of derivative liabilities.  The higher net loss during the fourth quarter of 2013 when compared to the net loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This was partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths under the license and commercialization agreement with Par. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities.  In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the six months ended
	May 31, 2014	May 31, 2013	Change		May 31, 2014	May 31, 2013	Change
	$	$	$	%	$	$	$	%
Cash flows from (used in) operating activities	918,965	(1,754,922)	2,673,887	-152%	1,136,089	(3,183,803)	4,319,892	-136%
Cash flows from financing activities	962,974	2,887,124	(1,924,150)	-67%	5,655,560	4,375,053	1,280,507	29%
Cash flows used in investing activities	(217,319)	(64,123)	(153,196)	239%	(282,879)	(101,187)	(181,692)	180%
Effect of foreign exchange loss on cash	-	(7,215)	7,215	-100%	-	(10,375)	10,375	-100%
Increase in cash	1,664,620	1,060,864	603,756	57%	6,508,770	1,079,688	5,429,082	503%
Cash, beginning of period	5,604,736	515,840	5,088,896	987%	760,586	4,817,088	(4,056,502)	-84%
Cash, end of period	7,269,356	1,576,704	5,692,652	361%	7,269,356	5,896,776	1,372,580	23%

The Company had cash of $7,269,356 as at May 31, 2014 compared to $5,604,736 as at February 28, 2014. The increase in cash during the three months ended May 31, 2014 is mainly a result of the cash flows provided from operating activities which are from the licensing revenue, milestone revenue, an increase in cash flows provided from financing activities which are mainly from common share sales under the at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment. The increase in cash during the three months ended May 31, 2013 is mainly a result of cash flows provided from the financing completed in the second quarter of 2013, partially offset by R&D activities, as noted below.

For the three and six months ended May 31, 2014, net cash flows provided from operating activities increased to $918,965 and $1,136,089, respectively, as compared to net cash flows used in operating activities for the three and six months ended May 31, 2013, net cash flows used in operating activities decreased to $1,754,922 and $3,183,803. The May 31, 2014 increase was due to the receipt of $2,796,929 and $5,871,190, respectively, as our payments relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par for the 15 and 30 mg strengths of the drug product for the period November 19, 2013 to December 31, 2013, and November 19, 2013 to March 31, 2014, respectively, under our license and commercialization agreement with Par. Also, in the three months ended May 31, 2014, the Company received $395,835 under the Par agreement as a milestone payment tied to the achievement of our product being either the only generic in the market or having only one generic competitor.

This was partially offset by increased R&D expenses, increased selling, general and administrative expenses, and payment of the outstanding salaries payable in the amount of $336,327 to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company.

Research and development costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the three months ended May 31, 2014 and May 31, 2013, R&D expense was $3,362,837 and $934,068, respectively. For the three months ended May 31, 2014 and May 31, 2013, R&D expense before stock-based compensation expense was $2,161,449 and $779,246, respectively.  For the six months ended May 31, 2014 and May 31, 2013, R&D expense was $4,720,283 and $2,271,822, respectively. For the six months ended May 31, 2014 and May 31, 2013, R&D expense before stock-based compensation expense was $3,518,895 and $1,987,900, respectively.

As a research and development company, IPC Corp is eligible to receive investment tax credits (“ITCs”) from various levels of government under the Canadian Federal Scientific Research & Experimental Development (“SR&ED”) incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

For the three and six months ended May 31, 2014, net cash flows provided from financing activities of $962,974 and $5,655,560 related principally from at-the-market issuances of 377,400 and 1,689,500 of our common shares sold on NASDAQ for gross proceeds of $1,627,659 and $6,571,673 and net proceeds to us of $1,582,898 and $6,390,952, respectively. For the three months ended May 31, 2013, net cash flows provided from financing activities of $2,887,124 relate to the March 2013 registered direct unit offering for gross proceeds of $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares in this offering. The warrants are exercisable immediately, have a term of five years and an exercise price of $2.10 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. For the six months ended May 31, 2013, net cash flows provided from financing activities of $4,375,053 relate to the registered direct unit offering discussed above, and the Debenture financing for gross proceeds of $1.5 million completed on January 10, 2013.

Repayment of the then-existing related party loan was restricted under the terms of the loan such that repayment could only be made from revenues received or proceeds from the issuance of securities received by us, other than the securities offerings completed on February 2011, March 2012 and March 2013; scientific research tax credits received in cash by us; and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Agreement completed with Vasogen in October 2009. As at May 31, 2014, we repaid the entire outstanding amount of this related party loan principal to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in respect of the promissory note in accordance with the IPC Arrangement Agreement.

For the three and six months ended May 31, 2014, net cash flows used in investing activities of $217,319 and $282,879 related mainly to the purchases of production equipment due to the acceleration of product development activities. For the three and six months ended May 31, 2013, net cash flows used in investing activities of $64,123 and $101,187, respectively, related mainly to leasehold improvements supporting product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ending February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, funds received under development agreements, loans from related parties and funds from the IPC Arrangement Agreement. To a lesser extent, since November 2013, research has also been funded from revenues of sales of our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA and NDA 505(b)(2) product candidates.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

On November 18, 2013, the FDA granted us final approval to market our once daily generic dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

As of July 7, 2014, our cash balance was $5.8 million, which we currently expect will fund our current operations through November 2014. We may need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of May 31, 2014 is 23,326,111, an increase of 1,895,500 from November 30, 2013 as a result of the sale of 1,689,500 common shares under the at-the-market offering program, exercise of options for 45,000 common shares and exercise of warrants for 161,000 common shares. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. During the six months ended May 31, 2014, 1,689,500 of our common shares were sold for net proceeds to us of $6,390,952, Roth received compensation of

$180,721 in connection with such sales. No other shares were sold under the at-the-market program prior to December 1, 2013.  There can be no assurance that any additional shares will be sold under our at-the-market program. The number of options outstanding as of May 31, 2014 is 4,695,539, a decrease of 240,467 from November 30, 2013, due to 287,500 options granted,45,000 options exercised,  2,000 options forfeited, and 33 options expired during the six months ended May 31, 2014. The warrants outstanding as of May 31, 2014 represent 2,418,575 common shares issuable upon the exercise of outstanding common share purchase warrants, a decrease of 161,000 from November 30, 2013, due to their exercise during the six months ended May 31, 2014. The number of deferred share units outstanding as of May 31, 2014 is 47,502, an increase of 4,462 from November 30, 2013. As of July 7, 2014 the number of shares outstanding is 23,329,111, an increase of 3,000 from May 31, 2014 due to stock option exercises.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of May 31, 2014. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain.

CAPITAL RESOURCES

At May 31, 2014, our cash totalled $7,269,356 compared to $760,586 as at November 30, 2013.  The increase in cash during the six months ended May 31, 2014 is mainly a result of cash provided from at-the-market offering and licensing revenues received from Par. In November 2013, we entered into an at-the-market offering program under which we may, from time to time, sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). During the six months ended May 31, 2014, 1,689,500 of our common shares were sold for net proceeds to us of $6,390,952. Roth received compensation of $180,721 in connection with such sales. There can be no assurance that any additional shares will be sold under our at-the-market program.

At May 31, 2014, the amount due to related parties totalled $Nil compared with $759,564 at November 30, 2013. The decrease was due to the payment of the related party loan. At May 31, 2014, shareholders’ equity was $7,174,997 compared to shareholders’ deficiency of $5,955,073 at November 30, 2013. The increase was due to the reclassification of the warrant liabilities and the conversion option in the Debenture, as discussed in the Critical Accounting Policies and Estimates section above.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has improved by approximately $5.7 million at May 31, 2014 from November 30, 2013, mainly as a result of the increase in cash and accounts receivable for licensing and milestone revenues. As of July 7, 2014, our cash balance was $5.8 million, which we currently expect will fund our current operations through November 2014. We may need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures in the three and six months ended May 31, 2014 were $217,319 and $282,879, respectively, compared to $64,123 and $101,187, respectively, in the three and six months ended May 31, 2013. Capital expenditures in 2014 and 2013 relate to the purchase of production and laboratory equipment.  Total capital expenditures for 2014 are anticipated to be higher than 2013 levels as product development activities continue to accelerate.    We intend to fund 2014 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2014. Operating lease obligations related to the lease of premises will expire in November 2014, with an option to extend the lease on comparable terms for five additional years.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	1,211,787	1,209,853	-	-	-
Capital lease	15,727	15,727	-	-	-
Operating lease	41,316	60,675	-	-	-
Related parties
Employee costs payable	238,383	197,930	-	-	-
Convertible debenture	1,605,955	1,605,955	-	-	-
Total contractual obligations	3,113,168	3,090,140	-	-	-

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, including those which we may initiate. As at July 7, 2014, we are not aware of any pending or threatened litigation claims outstanding.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this indemnity agreement.

RELATED PARTY TRANSACTIONS

As at May 31, 2014, we had repaid an outstanding related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers. Repayments of the related party loan were restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009, and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013) and/or amounts received by IPC Corp for SR&ED tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction. In March 2014, we repaid the entire outstanding related party loan principal, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in respect of the promissory note in accordance with the IPC Arrangement Agreement.

On January 10, 2013, we completed a private placement financing of a Debenture in the aggregate principal amount of $1.5 million. The Debenture will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at May 31, 2014. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at May 31, 2014.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2014. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of May 31, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2014, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that received final FDA approval of our once daily generic dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths in November 2013. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release products and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred accumulated losses through May 31, 2014.  We had an accumulated deficit of $42.5 million as of May 31, 2014 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and whether we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of May 31, 2014, we had a cash balance of $7.3 million. As of July 7, 2014, our cash balance was $5.8 million, which we currently expect will fund our current operations through November 2014. We may need additional capital to fund our current operations commencing in November 2014, and to fund any significant expansion of our operations. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure. In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations.  If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, and from sales of our dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include the collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure. In the event that we do not obtain additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, as amended, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov